AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

February 7, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	James Giugliano
Joel Parker
Scott Anderegg
Donald Field

Re:	AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted September 25, 2024
CIK No. 0002010959

Ladies and Gentlemen:

This letter is in response to the letter dated October 8, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being submitted confidentially to accompany this letter.

Cover Page

1.	We note your disclosure on the cover page that “[f]ollowing the completion of this offering,... Mr. Zhengang Tang, will beneficially own approximately [_]% of the aggregate voting power of our issued and outstanding share capital.” In addition to voting power, please revise to disclose his ownership amounts/percentage of your Class A and Class B ordinary shares. Please revise the prospectus throughout accordingly to include the Controlled Company section on page 7.

Response: In response to the Staff’s comment, we revised our disclosure throughout the Registration Statement to disclose Mr. Zhengang Tang’s ownership amounts and percentages of our Class A and Class B ordinary Shares and to include the Controlled Company section.

Cash Flows and Working Capital, page 43

2.	We note that the chart on page 5 discloses a generic ownership percentage Pre and Post-IPO. Please revise to disclose ownership and voting percentages based upon the company’s proposed dual-class structure. Please detail Class A and Class B ordinary share ownership and voting percentages Pre and Post-IPO. Please include enough information so investors can clearly understand the ownership and voting power of the two different classes.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 5 and 35 of the Registration Statement to disclose the ownership and voting percentage structures based on our dual-class share structure before and after our initial public offering.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhengang Tang
Name:	Zhengang Tang
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC